November 8, 1996

BY HAND DELIVERY
----------------

Donald H. Gips
Chief, International Bureau
Federal Communications Commission
2000 M Street, N.W.
Washington, D.C.  20554

     Re:   DBSC Assignment Transaction, File Nos. 55-SAT-AL-96 and DBS 87-01

Dear Mr. Gips:

     As you know, on August 30, 1996, the International Bureau granted the application of Direct Broadcasting Satellite Corporation ("DBSC") for authorization to merge with a wholly owned subsidiary of EchoStar Communications Corporation ("EchoStar"), Direct Broadcasting Satellite Corporation of Colorado ("DBSC-CO"). Unfortunately, the parties have not yet been able to consummate the transaction for reasons beyond their control. The only remaining hurdle to consummation is approval by the Securities and Exchange Commission of a pending Form S-4 registration statement.
Accordingly, the parties request an extension until ten days after receipt of the SEC approval in which to consummate the transaction. Because the SEC approval could come at any moment, we ask that this extension be granted immediately.

     As explained in the original assignment application, part of the merger transaction involves issuing shares of EchoStar to the current shareholders of DBSC. In order to issue those shares, they must first be registered with the SEC. Although EchoStar filed its Form S-4 registration statement with the SEC on April 16, 1996, and updated that statement on September 19, 1996, it has not yet received SEC approval. Consideration of the Form S-4 was originally delayed pending FCC authorization for the proposed merger. Since that authorization was granted on August 30, the SEC has not completed its processing procedures even though it has not expressed any concern to either DBSC or EchoStar with repect to the transaction or requested any material additional information.

     Both DBSC and EchoStar have done everything necessary at the corporate level to effectuate the merger. The Board of Directors for each company has approved the transaction, the necessary consent of the shareholders has been obtained, and all other regulatory approvals (including the FTC's consideration of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act) have been secured. The parties remain committed to providing high quality DBS service to American comsumers, and intend to consummate the assignment transactions as soon as the SEC declares the registration statment effective. Unfortunately, they are unable to control that date and are legally unable to complete the tranaction without this one last regulatory approval. Accordingly, the parties request an extension that would allow them to consummate the transaction within ten days of receiving the necessary SEC approval.

     The Commission will be notified promptly as soon as the merger has occurred. Any questions in connection with the foregoing may be directed to either of the undersigned.

Sincerely,


William L. Fishman                     William M. Wiltshire

Sullivan & Worcester LLP               Gibson, Dunn & Crutcher LLP
1025 Connecticut Avenue, N.W.          1050 Connecticut Avenue, N.W.
Washington, D.C.  20036                Washington, D.C.  20036
(202) 775-8190                         (202) 955-8500

Counsel for DBSC                       Counsel for EchoStar

cc:  Fern J. Jarmulnek
     Suzanne Hutchings